My Cloudz, Inc.

430/23 Moo 12

Nongprue, Banglamung

Chonburi 20150 Thailand

Security and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549-4628

December 7, 2015

Re:	My Cloudz, Inc. Registration Statement Form S-1/Amendment #3 File Number 333-203373 Filed: June 22, 2015

Attention:	Ms. Katherine Wray Phone (202) 551-3483

My Cloudz, Inc. (the "Company") has received your comments dated July 1, 2015 regarding the amendment no. 2 to Form S-1 filed on June 22, 2015. The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission. The following numbers herein are referenced to the comment number provided on the document sent by the Commission.

Risk Factors

Risk Factor Related to Our Business

"We will require immediate financing in order to implement our business plan….page 10

1.	The Company has added the following Risk Factor immediately following the Risk Factor commented upon on to the registration statement as follows:

If we do not secure additional funds beyond the proceeds committed to be lent by Mr. Vongsa, the Company will fail and any investment made into the Company will be lost in its entirety.

The proceeds ($30,000) that Mr. Vongsa has committed to lend the Company will merely allow the Company to continue for an estimated period of up to August 31, 2016. These funds are anticipated to be used by the Company to complete the registration statement process, and if and when, the registration statement becomes effective pay for the anticipated reporting expenses associated with being a reporting company. The Company will require additional capital resources in order to begin operations as described in the "Use of Proceeds" section below. If the Company cannot obtain adequate additional funding the business would fail and any investment made into the Company would be completely lost. Moreover, the Company cannot provide any assurance or guarantee that it will be successful in obtaining additional funding.

Description of Business

Business Development, page 22

2.	The following disclosure has been added to Description of Business section:

On July 31, 2014 Mr. Sommay Vongsa, president and sole director incorporated the Company in the State of Nevada and established a fiscal year end of August 31. MCI intends to market and sell its planed secure online data storage through its intended website initially in the United States of America; the Company has registered offices located at 112 North Curry StreetCarson City, Nevada 89703. The Company has an office provided at no charge by Mr. Vongsa in Thailand; 430/23 Moo 12Nongprue, BanglamungChonburi 20150 Thailand.

In addition, the audited financial statements as of August 31, 2015 have been provided and updates within the registration statement as required with the audit period.

/s/ Sommay Vongsa

Sommay Vongsa

President

My Coudz, Inc.